May 23, 2014

Via E-mail
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549-4628

Re:    Besra Gold, Inc.
    Form 20-F for the Fiscal Year Ended June 30, 2013
    Filed September 18, 2013
Response Dated March 4, 2014
    File No. 000-52324

Dear Ms. Jenkins:

As requested in your letter to Besra Gold, Inc. (the “Company”) dated March 10, 2014, please find below a detailed response to your comments. We have incorporated each of your comments, followed by our response.

Form 20-F for the Fiscal Year Ended June 30, 2013
Item 5A. Operating Results, page 58
Operating Review, page 58

3. We note your response to comment 3 of our letter dated February 18, 2014. We continue to believe you are required to provide a discussion of financial results comparing the 12 months ending June 30, 2013 with the 12 months ended June 20, 2012 as required by Item 5 of Form 20-F. In your discussion, you should highlight the variances due to different factors. Please confirm you will make this change in any amended or future filings, as appropriate, on Form 20-F, and provide us with draft disclosure of your planned changes.

Response:
See the revised disclosure.

Cash from Operating Activities, page 65
4. We note your proposed disclosure in response to comment 4 of our letter dated February 18, 2014. We continue to believe you are required to provide a discussion of operating cash flows comparing the 12 months ending June 30, 2013 with the 12 months ended June 20, 2012. Please revise your discussion to provide underlying reason for the changes of your operating cash flows on a yearly basis. Please confirm you will make this change in any amended or future filings, as appropriate, on Form 20-F, and provide us with draft disclosure of your planned changes.

Response:
See the revised disclosure.

Item 17: Financial Statements
5. We note your response to comment 5 of our letter dated February 18, 2014. We will not waive the three-year requirement for financial statements for the years ended June 30, 2013 pursuant to Item 8.A.2 of Form 20-F. Until you amend the Form 20-F for the year ended June 30, 2013 to include the required three-years of financial statements, the filing remains deficient.

Response:
See the revised disclosure.

Closing Comments
We hereby confirm to you the Company’s acknowledgment of the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you. If you have any further questions, please contact me at +64 (9) 912-1766.

Sincerely,
Besra Gold, Inc.

Signed: “Artem O. Kartusov”
_______________________
Artem Kartusov
Group Financial Controller

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following is a discussion of the results of operations of the Company for the financial year ended June 30, 2013, the transitional fiscal period ended June 30, 2012 and the fiscal year ended December 31, 2011 and should be read in conjunction with the audited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Report on Form 20-F. Unless indicated otherwise, all references herein are to U.S. dollars.
The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the fiscal year ended June 30, 2013, the fiscal transition year ended June 30, 2012, the fiscal year ended December 31, 2011 and December 31, 2010 and the unaudited proforma financial statements for the year ended June 30, 2012, and for the six months ended June 30, 2011. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this Report on Form 20-F.
Overview
Besra is an international mineral exploration and development company engaged in the business of acquiring and developing mineral properties in Southeast Asia. The Company’s long-term strategy is to position itself as a significant gold producer in Southeast Asia. In addition to interests in other properties discussed above in Item 4D, the Company currently owns interests in two gold producing properties in Vietnam, which are referred to as the Phuoc Son Gold Property and the Bong Mieu Gold Property.

5A.	Operating Results
Operating Review
Management’s Discussion and Analysis for the 12 months ended June 30, 2013 and 12 months ended June 30, 2012 (amounts in accordance with IFRS):

	Year ended June 30
US$	2013	2012 (unaudited)	Change (%)	Comments on variances
Sales	82,772,713	75,779,215	9
During 12 months ended June 30, 2013 sales increased by 9% due to high sales volumes (52,195 ounces sold during the year ended June 30, 2013 compared to 45,025 sold during the same period ended June 30, 2012) offset by a $97 decrease in an average gold sale price.

Cost of sales	43,644,257	32,948,832	32	Cost of sales increased as a percentage of sales primarily due to the higher mining costs per ounce produced as a result of the change in grade with moving to the Bai Go project at Phuoc Son.
Amortization	20,749,097	23,590,495	(12)	Decreased in 2013 due to lower sales, as many of the mining assets are amortized on a unit-of-production basis.
Corporate and administrative expenses	6,625,914	6,874,118	(4)	Decreased in 2013 largely due to reduced management bonuses.
Stock-based compensation	2,012,549	2,123,736	(5)	The decreased share-based payment expense mainly relates to fewer options vesting during the reporting periods compared to the same periods last year.
Interest and accretion on term loans	10,810,619	10,242,532	6	Interest on convertible notes and gold loans remained the same. The increase relates to two new secured loans in Vietnam.
Derivatives-fair value revaluation	(10,625,497)	(13,985,377)	(24)	Fluctuates with market prices of underlying valuation factors such as the gold price, share price, volatility and risk-free rates.
Royalty expense	9,304,628	10,397,623	(11)	Decreased due to lower sales volumes.
Environmental fees	4,140,175	1,203,057	244
During the year ended June 30, 2013 environmental fees increased to US$4,140,175 from US$1,203,057 in the in the same year ended June 30, 2012. The fee was introduced in January 2012 and is based on volume of ore mined.

Management’s Discussion and Analysis for the 6 months ended June 30, 2012 and 2011 (amounts in accordance with IFRS):

	6 months ended June 30
US$	2012	2011 (unaudited)	Change (%)	Comments on variances
Sales	34,552,265	6,749,680	412
The Company sold 20,711 ounces of gold during the six months ended June 30, 2012 (at an average realized price of $1,668 per ounce, an increase of $300 per ounce on the average price in 2011). Sales increased due to higher sales volumes (15,776 additional ounces sold in the six months ended June 30, 2012) and higher average prices in 2012.

Cost of sales	15,464,162	4,786,574	223	Increased in 2012 due to two plants now being operational and the increase in sales.
Amortization	11,922,054	1,742,435	584	Increased in 2012 due to depreciation for new Phuoc Son plant and higher sales.
Corporate and administrative expenses	4,376,195	5,789,121	-24	Decreased in 2012 largely due to reduced legal fees and management bonuses.
Stock-based compensation	1,462,071	616,227	137	Increased due to changes in the stock price at the time of valuation in 2012 compared with 2011 and a change in director compensation package.
Interest and accretion on term loans	4,938,341	1,833,417	169
Increased as a result of the new debt facilities entered into in May 2011. In the first 6 months of 2011, interest and accretion totaling $1,891,171 was capitalized in relation to the new Phuoc Son plant under construction at that time.

Derivatives-fair value revaluation	-4,619,530	-6,986,110	-34	Fluctuates with market prices of underlying valuation factors such as the gold price, share price, volatility and risk-free rates.
Royalty expense	4,264,873	260,453	1537
Increased due to higher sales volumes, especially of Phuoc Son gold which is subject to a Government royalty at 15% of the sales value of gold production (Bong Mieu is subject to royalties at a lower rate of 3% on the same basis).

Management’s Discussion and Analysis for the years ended December 31, 2011 and 2010 (amounts in accordance with IFRS):

	2011	2010	Change %	Comments on variances
Sales	47,976,630	35,986,013	33
The Company sold 29,249 ounces of gold in 2011 (at an average realized price of US$1,640 per ounce, an increase of $407 per ounce on the average price in 2010).  Sales increased due to higher average prices in 2011.

Cost of sales	20,906,884	13,213,918	58	Increased in 2011 due to the new Phuoc Son plant being in use for 6 months (different operating costs to the Bong Mieu Plant).
Amortization	13,410,876	8,974,079	49	Increased in 2011 due to depreciation for new Phuoc Son plant and higher amortization for mine underground development costs.
Corporate and administrative expenses	10,947,423	8,453,673	29
Increased year to date largely due to increased management fees, increased marketing expenses, increased international travel related to management oversight of new projects and new Phuoc Son plant, and increased costs related to raising of finance in 2011.

Stock-based compensation	1,277,892	1,876,574	-32	Decreased due to changes in the stock price at the time of valuation in 2011 compared with 2010.
Interest and accretion on term loans	6,975,083	1,321,122	428	Increased as a result of the new debt facilities.
Derivatives-fair value revaluation	-16,351,957	9,886,791	-265	Fluctuates with market prices of underlying valuation factors such as the gold price, share price, volatility and risk-free rates.
Royalty expense	6,393,203	4,795,935	33	Royalties paid to Government increased due to higher sales values.

NON-IFRS MEASURES
The Company has included non-IFRS measures for “Operating cash cost per gold ounce sold”, "Operating cash cost per gold ounce produced" and “All-In Sustaining Costs” in this 20-F to supplement its financial statements which are presented in accordance with IFRS. Operating cash costs per ounce sold is calculated by dividing Cost of Sales by gold ounces sold for the relevant period. Production costs consists of cost of sales adjusted for a change in inventory balances and cost of gold used to settle gold loan. Operating cash costs per ounce produced is calculated by dividing Production Costs by gold ounces produced for the relevant period.
All-in sustaining costs per ounce produced includes operating cash costs, plus a share of corporate administration costs and share-based payment expenses related to Company's operations in Vietnam, plus sales based taxes and government fees, plus an annualized estimate of sustaining capital and exploration expenditure, divided by gold ounces produced for the relevant period. It excludes corporate income tax, reclamation and remediation costs. The allocation of corporate administration costs and share-based payment expense is based on the nature of each element of the cost. The actual cost is apportioned to the underlying operating segment based on the extent to which that segment benefits.
The following is a reconciliation of total All-in-costs from continuing operations, as a non-IFRS measure, to the nearest comparable IFRS measure, cost of sale from continuing operations:

	12 months		6 months		12 months
US$	Jun 30, 2013	June 30, 2012 (unaudited)	Jun 30, 2012	June 30, 2011 (unaudited)	Dec 31, 2011	Dec 31, 2010
Costs of sales (IFRS)	43,644,257	33,602,391	14,828,440	4,786,574	22,906,966	13,123,584
Inventory adjustment / Cost of gold used to settle gold loan	6,914,872	3,378,212	1,321,259	5,533,191	8,243,703	5,981,304
Total production costs	50,559,129	36,980,603	16,149,699	10,319,765	31,150,669	19,104,888
Gold produced (oz)	60,187	41,796	20,362	9,585	42,868	33,243
Operating cash costs per ounces produced (US$)	840	885	793	1,077	727	575
Add costs to calculate All-in Sustaining Costs (per oz):
- Royalties	176	246	146	41	149	144
- Environmental fees	71	29	59	—	—	—
- Allocated corporate general and administrative expenses	71	121	106	135	135	162
- Allocated share-based compensation	22	35	49	133	30	37
- Sustaining capital and exploration	146	147	147	147	146	147
All-in sustaining costs	1,326	1,462	1,300	1,533	1,187	1,065

During the year ended June 30, 2013 the Company managed to reduce cash operating costs to $840 from $885 in the same comparable year. The effect of abnormal ground conditions at Bai Dat in the quarter ended June 30, 2012 resulted in significant interruption to production which affected operating cash costs in that quarter. Stabilization activities through the installation of active ground support at Bai Dat were completed in the quarter ended March 31, 2013. During the quarter ended June 30, 2013 the Company managed to reduce all-in sustaining costs to $1,326 from $1,462 in the same comparable year. The reduction of all-in costs was primarily due to:

•
lower effective royalty rate charged in FY2013 as a result of higher proportion of Bong Mieu production attracting lower royalty rate (3% at Bong Mieu compared to 15% at Phuoc Son). The production split between Bong Mieu and Phuoc Son changed in FY 2013 to 40/60 from 30/70 in same year ended June 30, 2012 resulting in more production subject to 3% royalty. Six months to June 30, 2012 the proportion split changed to 28%/72% from 83%/17% in the same comparative period ended June 30, 2011, resulting in the increase in royalty per once of gold to $146 from $41 as more gold became subject to 15% royalty;

•	the cost saving program implemented by the management after the April 2013 decrease in the gold prices; and

•	the decreased share-based payment expense mainly relates to fewer options vesting during the reporting periods compared to the same periods last year.
The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The World Gold Council (WGC)(a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world) released on June 27, 2013 guidance regarding the non-GAAP measures “All-In Sustaining Costs” and “All-In Costs” it recommends that its members adopt. The Company is reviewing the recommended measures and assessing their impact. The Company may modify the calculation of its “all-in sustaining cost” measure to conform to the industry’s standard following its review. The WGC is not a regulatory organization. Besra Gold Inc and its subsidiaries are not members of WGC and Besra has no other relationship with WGC.

Phuoc Son Gold Project, Vietnam
The Company pays the Vietnam Government a royalty equal to 15% of the sales value of gold production in Vietnam from Phuoc Son.
A summary of Besra's operating results at Phuoc Son is provided below:

	12 months			6 months		12 months
	Jun 30, 2013	June 30, 2012 (unaudited)	% Change	Jun 30, 2012	June 30, 2011 (unaudited)	Dec 31, 2011	Dec 31, 2010
Financial Data (US$)
Gold sales	56,514,959	53,946,914	5	25,046,282	3,236,017	32,136,649	26,774,162
Cost of sales*	28,852,400	14,163,445	104	7,357,872	2,294,840	10,570,861	9,240,616
Royalties	8,570,684	9,568,189	(10)	3,959,557	260,453	5,869,085	4,512,504
Environment fees	2,915,597	(563,827)	(617)	563,827	—	—	—
Depreciation and amortization	14,980,053	16,614,083	(10)	8,058,260	835,380	9,391,203	4,110,876
Toll treatment charged to PS	—	—		—	—	—	4,675,106
Earnings from mine operations	1,196,225	14,165,024	(92)	5,106,766	(154,656)	6,305,500	4,235,060

Operating Data
Ore milled (tonnes)	336,217	142,874	135	63,812	8,466	87,528	75,116
Grade (g/t Au)	4.31	9.78	(56)	7.47	11.26	11.00	13.08
Mill recoveries (%)	94	92	2	93	92	92	82
Gold produced (oz)	43,698	42,410	3	14,301	1,617	29,726	26,199
Operating cash cost per ounce produced(1)	783	453	73	524	2,322	520	296
Ounces sold (oz)	35,313	32,070	10	15,013	2,366	19,423	21,803
Operating cash cost per ounce sold(2)	817	442	85	490	970	544	424
All-in sustaining costs(3)	1,287	1,337	(4)	1,190	2,813	1,023	845
Realized gold price	1,600	1,682	(5)	1,668	1,368	1,655	1,228

Costs per Tonne Milled (US$)
Cost of sales (IFRS)	28,852,400	14,163,445	104	7,357,872	2,294,840	10,570,861	9,240,616
Inventory adjustment	5,361,473	5,035,586	6	140,514	1,460,502	4,885,127	(1,495,168)
Total costs of ore produced	34,213,873	19,199,031	78	7,498,386	3,755,342	15,455,988	7,745,448
Mining	41.74	57.94	(28)	50.50	201.31	53.87	48.23
Processing	35.45	70.34	(50)	39.41	18.95	59.56	24.25
Mine Overheads	19.69	50.18	(61)	27.60	223.32	63.16	30.63
Total cost per tonne of ore	96.88	178.46	(46)	117.51	443.58	176.59	103.11
* See Note 27 of the accompanying financial statements with regard to reclassification relating to cost of sale in prior years.

1.
Operating cash cost per ounce produced includes all operating cash costs including site administration but excludes government fees and levies. Refer to the Non-IFRS Measures section of the Company's MD&A.

2.
Operating cash cost per ounce sold includes all operating cash costs including site administration but excludes government fees and levies. Refer to the Non-IFRS Measures section of the Company's MD&A.

3.
All-in sustaining costs include all cash operating costs per ounce sold including a portion of corporate administration, sales based taxes and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax, reclamation and remediation costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

Key financial information on the Phuoc Son project is provided below:

(US$) As at	Jun 30, 2013	Jun 30, 2012
Net deferred exploration and development	8,243,659	14,459,319
Property, plant and equipment	15,635,904	27,098,950

	3 months	3 months	12 months	12 months	12 months
(US$)	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Spending on exploration and development activities	1,335,057	1,141,194	4,801,604	3,423,955	5,826,577
Expenditure on property, plant and equipment	1,575,053	540,546	2,235,529	774,741	8,832,610

Production and Operating Statistical Results
Phuoc Son Process Plant
Production during the year ended June 30, 2013 increased compared to the same period ended June 30, 2012 and December 31, 2011 due to the increased plant capacity (resulted in more milled ore) and a higher recovery achieved. The increase was partially offset by the decreased grade which reduced to 4.31 g/t in the year ended June 30, 2013 from 9.78 g/t and 11.00 g/t in comparative periods ended June 30, 2012 and December 31, 2011, respectively.

In 2011 and most of the period ended June 30, 2012 the Company was mining the higher grade Bai Dat resource at Phuoc Son. The effect of abnormal ground conditions at Bai Dat in the quarter ended June 30, 2012 resulted in significant interruption to production. Stabilization activities through the installation of active ground support at Bai Dat were completed in the quarter ended March 31, 2013 and production resumed. Bai Dat gold production amounted to 7,477 ounces in the year ended June 30, 2013.
During the year ended June 30, 2013 costs per tonne mined and milled have reduced to US$96.88 compared with $178.46 and US$176.59 in the same comparable year ended June 30, 2012 and the year ended December 31, 2011, respectively.
Mining cost per tonne was $41.74 for the 12 months ending June 30, 2013, 28% less than $57.94 for the same period last year, as a result of a substantial increase in the total tonnes of ore and waste mined, which decreases the per tonne cost of fixed charges, as well as a CPT decrease in fuel and explosives.
Processing cost per tonne of ore of $35.45 for the 12 months ending June 30, 2013, was 50% less than $70.34 for the same period last year. The lower processing costs in FY2013 relative to the same period of 2012 were the result of lower per unit fuel costs.
Mine overhead costs were $19.69 for the 12 months ending June 30, 2013, 61% less than $50.18 for the same period last year, as a result of cost savings related to food. In FY2013, PSG hired an expatriate to run the food and beverage for the mine site.
Continuous focus on improvement of the plant throughput resulted in the daily record being surpassed five times across the forth quarter, reaching 1,612 tonnes per day on May 24, 2013. Improvement in mobile equipment availability through training programs and management was achieved during the quarter ended June 30, 2013.
As referred above in 2011 and most of the period ended June 30, 2012 was mining the higher grade Bai Dat resource at Phuoc Son. In July 2013 the Company launched production at Bai Go mine. Management considers that year-over-year costs are not comparable due to mining in different mines using different mining methods.
In May 2013 there was a roadblock which resulted in reduced production at the Phuoc Son Gold Project for five days. Besra successfully negotiated with the local hamlet, commune and district authorities for the opening of this roadblock. Dialog with community and government entities to improve relations is ongoing.
Bong Mieu Gold Project, Vietnam
A summary of Besra's operating results at Bong Mieu is provided below:

	12 months			6 months		12 months
	Jun 30, 2013	June 30, 2012 (unaudited)	% change	Jun 30, 2012	June 30, 2011 (unaudited)	Dec 31, 2011	Dec 31, 2010
Financial Data (US$)
Gold sales	26,257,754	21,832,301	20	9,505,983	3,513,663	15,839,981	9,211,851
Cost of sales*	14,791,857	16,785,305	(12)	7,470,568	2,491,734	12,336,105	3,973,302
Royalties	733,944	829,434	(12)	305,316	—	524,118	283,431
Environment fees	1,224,578	639,230	92	639,230	—	—	—
Depreciation and amortization	4,442,180	6,613,329	(33)	3,734,675	907,055	3,785,709	4,999,430
Toll treatment charged to Phuoc Son	—	—	—	—	—	—	(4,675,106)
Earnings from mine operations	5,065,195	(3,034,997)	(267)	(2,643,806)	114,874	(805,951)	4,630,794

Operating Data
Ore milled (tonnes)	183,937	150,405	22	79,846	78,194	148,753	63,663
Grade (g/t Au)	3.19	3.45	(8)	3.19	4.21	3.69	4.07
Mill recoveries (%)	87	74	18	74	76	74	70
Gold produced (oz)	16,489	11,235	47	6,061	7,968	13,142	7,035
Operating cash cost per ounce produced(1)	991	1,583	(37)	1,427	824	1,194	1,615
Ounces sold (oz)	16,882	12,955	30	5,698	2,569	9,826	7,383
Operating cash cost per ounce sold(2)	876	1,296	(32)	1,311	970	1,255	538
All-in sustaining costs(3)	1,381	1,828	(24)	1,931	1,157	1,533	2,028
Realized gold price	1,555	1,685	(8)	1,668	1,368	1,612	1,248

Costs per Tonne Milled (US$)
Cost of sales (IFRS)	14,791,857	16,785,305	(12)	7,470,568	2,491,734	12,336,105	3,973,302
Inventory adjustment	1,553,399	996,267	56	1,180,745	4,072,689	3,358,577	7,386,138
Total costs of ore produced	16,345,256	17,781,572	(8)	8,651,313	6,564,423	15,694,682	11,359,440
Mining	54.06	49.20	10	45.99	20.69	37.20	38.39
Processing	24.85	40.59	(39)	37.89	37.56	41.49	88.93
Mine Overheads	25.89	25.51	1	24.47	25.7	26.82	51.11
Total cost per tonne of ore	104.80	115.30	(9)	108.35	83.95	105.51	178.43
* See Note 27 of the accompanying financial statements with regard to reclassification relating to cost of sale in prior years.

1.	Operating cash cost per ounce produced includes all operating cash costs including site administration but excludes government fees and levies. Refer to the Non-IFRS Measures section of the Company's MD&A.

2.
Operating cash cost per ounce sold includes all operating cash costs including site administration but excludes government fees and levies. Refer to the Non-IFRS Measures section of the Company's MD&A.

3.
All-in sustaining costs include all cash operating costs per ounce sold including a portion of corporate administration, sales based taxes and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax, reclamation and remediation costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

Key financial information on the Bong Mieu project is provided below:

(US$) As at	Jun 30, 2013	Jun 30, 2012
Net deferred exploration and development	5,248,718	6,145,341
Property, plant and equipment	406,499	1,531,538

	3 months	3 months	12 months	12 months	12 months
(US$)	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Spending on exploration and development activities	381,295	470,224	1,264,230	1,368,621	4,454,018
Expenditure on property, plant and equipment	73,586	373,067	1,088,430	634,918	926,252

Production and Operating Statistical Results
Bong Mieu Process Plant
Production during the year ended June 30, 2013 increased compared to the same period ended June 30, 2012 and December 31, 2011 due to increased plant capacity (resulted in 22% more milled ore) and higher recovery achieved offset partially by the decrease in grade which reduced to 3.19 g/t. The Bong Mieu plant upgrade was completed in the second half of the 2012 calendar year, which resulted in higher metal recoveries and a significant reduction in reagent consumption.
During the year ended June 30, 2013 costs per tonne mined and milled have also reduced to $104.80 compared with $115.30 in the same year ended ended June 30, 2012 and US$105.51 for the year ended December 31, 2011. Historically stockpiled low grade Ho Gan open-pit ore was used to feed the mill when capacity allowed.
Mining cost per tonne was $54.06 for the 12 months ending June 30, 2013, 10% higher than $49.20 in the same year last ended June 30, 2012 as a result of significant fleet maintenance in the beginning of FY2013.
Processing cost per tonne of ore were $24.85 for the 12 months ending June 30, 2013, or 39% less than $40.59 in the same year last ended June 30, 2012. Lower processing costs were the result of a change in process which caused production consumables to decrease as well as fuel.
The daily mill throughput record was broken twice during the quarter, reaching 682 tonnes on June 28, 2013. The monthly mill throughput record was set in May with 18,854 tonnes.
Nui Kem
The Company commenced driving of Level 24 decline during the quarter ended June 30, 2013.
Bong Mieu General
Besra security, Viet Ha and local police conducted 14 seizures against illegal mining operations in the Nui Kem and Ho Gan areas.
Preparation of the Ho Ray and Thac Trang feasibility study is ongoing and scheduled for completion in September 2013.
Bau Gold Project, Malaysia
Key financial information on the Bau project is provided below:

(US$) As at	Jun 30, 2013	Jun 30, 2012
Net deferred exploration and development	14,618,741	10,663,853
Property, plant and equipment	120,916	139,248

	3 months	3 months	12 months	12 months	12 months
(US$)	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Spending on exploration and development activities	974,138	1,755,348	3,923,275	3,137,451	5,537,081
Expenditure on property, plant and equipment	51,933	41,146	103,107	60,846	80,858

5.A.2	Financial Review

(US$)	12 months		6 months		12 months
	Jun 30, 2013	June 30, 2012 (unaudited)	Jun 30, 2012	June 30, 2011 (unaudited)	Dec 31, 2011	Dec 31, 2010
Sales	82,772,713	75,779,215	34,552,265	6,749,680	47,976,630	35,986,013

Costs of sales*	43,644,257	32,948,832	14,828,440	4,786,574	22,906,966	13,213,918
Royalty expense	9,304,628	10,397,623	4,264,873	260,453	6,393,203	4,795,935
Environmental fees	4,140,175	1,203,057	1,203,057	—	—	—
Corporate and administrative expenses	6,625,914	6,874,118	3,743,652	5,789,121	8,919,587	8,402,983
Share-based compensation	2,012,549	2,123,736	1,462,071	616,227	1,277,892	1,876,574
Exploration costs	932,364	956,647	287,528	—	669,119	50,690
	66,659,887	54,504,013	25,789,621	11,452,375	40,166,767	28,340,100

Earnings before finance costs, income tax, depreciation, amortization and impairments	16,112,826	21,275,202	8,762,644	(4,702,695)	7,809,863	7,645,913

Depreciation and amortization	20,749,097	23,590,495	11,922,054	1,742,435	13,410,876	8,974,079
Impairment charge	14,030,768	12,812,162	12,812,162	—	—	—
Finance charges	4,939,108	(5,077,171)	930,104	(5,671,187)	(11,678,462)	1,255,075
Loss on disposal of property, plant and equipment	—	251,066	25,824	26,752	251,994	16,193
	39,718,973	31,576,552	25,690,144	(3,902,000)	1,984,408	10,245,347

Income/(loss) for the period before income tax	(23,606,147)	(10,301,350)	(16,927,500)	(800,695)	5,825,455	(2,599,434)
Income tax expense	1,696,882	5,587,929	1,399,391	(7,981)	4,180,557	2,254,825
Total comprehensive income/(loss) for the period	(25,303,029)	(15,889,279)	(18,326,891)	(792,714)	1,644,898	(4,854,259)
* See Note 27 of the accompanying financial statements with regard to reclassification relating to cost of sale in prior years.

Royalty Expenses
During the year ended June 30, 2013 royalty expenses increased to $9,304,628 from $10,397,623 and $6,393,203 in the same year ended June 30, 2012, and the year ended December 31, 2011 as a result of change in proportion of Bong Mieu production attracting lower royalty rate (3% at Bong Mieu compared to 15% at Phuoc Son) during the respective periods.
Environmental Fees
During the year ended June 30, 2013 environmental fees increased to $4,140,175 from $1,203,057 in the in the six months ended June 30, 2012. The fee was introduced in January 2012 and is based on volume of ore mined.
Corporate and Administrative Expenses
Administrative costs include corporate expenses and other costs that do not pertain directly to operating activities.
Share-Based Compensation
Share-based compensation expense recognized for stock options during the year ended June 30, 2013 amounted to $2,012,549 (year ended June 30, 2012 and December 31, 2011 - $2,123,736 and $1,277,892, respectively). The decreased share-based payment expense mainly relates to fewer options vesting during the reporting periods compared to the same periods last year. During the year ended June 30, 2013 12,442,500 options were issued to directors, officers, employees and consultants of the Company. 4,562,500 options issued during the year ended June 30, 2013 were an inducement to the new key management hired at the beginning of the financial year.
Exploration Costs
During the year ended June 30, 2013, exploration costs increased to $932,364 compared with $956,647 and $669,119 in the same year ended June 30, 2012 and December 31, 2011. Costs incurred during the year ended June 30, 2013 relate to exploration costs incurred mainly by Kadabra Mining Corp. ($502,026) and GR Enmore ($290,597).
Depreciation and Amortization

During the year ended June 30, 2013 depreciation and amortization expense increased to $20,749,097 from $23,590,495 and US$13,410,876 in the same year ended June 30, 2012 and December 31, 2011, respectively, due to increased ounces sold, as many of the mining assets are amortized on a unit-of-production basis.
Finance Charges
During the year ended June 30, 2013, six months ended June 30, 2012 and the year ended December 31, 2011 finance charges were as follows:

	12 months		6 months		12 months
(US$)	Jun 30, 2013	June 30, 2012 (unaudited)	Jun 30, 2012	June 30, 2011 (unaudited)	Dec 31, 2011	Dec 31, 2010
Interest and accretion related to borrowings	10,810,619	10,242,532	4,873,808	1,811,300	7,180,024	1,370,615
Capital restructure costs	3,435,199	—	—	—	—	—
(Gain)/loss on gold loan principal repayments	2,051,461	(202,287)	1,157,625	(946,014)	(2,305,926)	(689,178)
Derivatives - fair value revaluation	(10,625,497)	(13,985,377)	(4,619,530)	(6,986,110)	(16,351,957)	9,886,791
Foreign exchange gain	(732,674)	(1,132,039)	(481,799)	449,637	(200,603)	(672,557)
Total	4,939,108	(5,077,171)	930,104	(5,671,187)	(11,678,462)	9,895,671

Capital restructure
In November 2012, 41%, 40% and 90% of the outstanding principal amounts of the 8% senior secured redeemable gold delivery promissory notes due May 31, 2013 (the “Gold Loan” notes), 9% CAD subordinated unsecured convertible redeemable promissory notes due March 26, 2014 and 8% USD unsecured convertible redeemable notes due May 6, 2015 were amended into 8% unsecured Gold-Linked notes due May 6, 2015. Capital restructure expenses amounted to $4,051,065 and consisted of $1,754,287 of the increase in face value of the amended gold loan from US$3,827,541 to $5,581,831, $2,095,100 of the deferred fees on old debt were expensed upon adoption of extinguishment accounting and $201,678 of consultant fees.
The amended gold linked note provided the note holders with a right to redeem their notes on May 31, 2013. In May 2013 holders of 38% of the principal amount of the Amended Gold Loan notes chose to exercise their option and settle their principal by delivery of 1,133 gold ounces. A portion of capital restructure expenses related to the November increase in the face value of the amended gold loan in the amount of $623,183 was reversed and 1,133 gold ounces of the gold-linked notes (at $1,200 per ounce) in the total value of $1,359,672 were settled together with the remaining 2,305 gold ounces of the original Gold Loan in May 2013.
Loss on gold loan principal repayment
During the year ended June 30, 2013, loss on gold loan principal repayment amounted to $2,051,461 compared to a gain of $202,287 in the same year ended June 30, 2012 and gain of $2,305,926 during the year ended December 31, 2011. The variance is explained by a lower cost per ounce used in valuation of gold inventory in the comparable periods due to higher grade of gold mined.
Revaluation of derivatives
The Group has embedded derivative instruments in its debt finance on the Gold-linked notes, Convertible notes and Gold loan. The components of the gold-linked notes, convertible notes and gold loan that exhibit characteristics of a derivative, being those that fluctuate in accordance with gold price movements, are recognized at fair value as a derivative liability at the date of issue. The derivative liability is re-valued at each reporting date with the corresponding unrealized movement in value being reflected in the consolidated statement of comprehensive income.
Foreign exchange gain
Foreign exchange gain recognized during the year ended June 30, 2013 relates mainly to unrealized foreign exchange gain from revaluation of convertible notes and gold-lined notes denominated in Canadian dollars.

5B.	Liquidity and Capital Resources
The accompanying financial statements were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.
During the year ended June 30, 2013, the Group incurred a net loss of $25,303,029. As at June 30, 2013 the Group's current liabilities exceeded its current assets by $21,337,451. As a result, there is a substantial doubt regarding the ability of the Company to continue as a going concern. Company's future contractual liabilities amounted to $19,875,073 as at June 30, 2013 (See Part 5F of this document).
As at June 30, 2013, the cash and cash equivalents' balance was $4,062,045 compared to $3,397,728 as at June 30, 2012.
Working Capital
As at June 30, 2013, the working capital deficit amounted to $11,614,243.

(US$) As at	Jun 30, 2013	Jun 30, 2012
Inventories	12,224,852	11,295,411
Tax and other receivables	1,975,955	1,614,115
Prepaid expenses	1,614,240	2,605,304
Trade and other payables	(27,429,290)	(15,196,243)
Net Working Capital	(11,614,243)	318,587
As at June 30, 2013 trade and other payables were presented by:

US$ As at	Jun 30, 2013	Jun 30, 2012
Trade payables	10,832,636	5,944,394
Taxes and government fees payable	12,685,228	3,549,771
Accruals and other payables	3,911,426	5,702,078
Total	27,429,290	15,196,243

The ability of the Company to continue as a going concern depends upon its ability to achieve and sustain profitable operations or to continue to access public debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.
Cash Flow Summary
The following table summarizes the Company's consolidated cash flows and cash on hand.

	12 months		6 months		12 months
	Jun 30, 2013	June 30, 2012 (unaudited)	Jun 30, 2012	June 30, 2011 (unaudited)	Dec 31, 2011	Dec 31, 2010
Net cash provided by operating activities	13,476,863	15,785,787	5,105,144	(7,842,617)	2,838,026	(90,739)
Net cash used in investing activities	(16,542,668)	(25,568,108)	(12,630,278)	(19,221,912)	(32,159,742)	(48,805,577)
Net cash (used in) provided from financing activities	3,715,707	1,671,272	2,142,527	34,770,569	34,299,314	46,882,445
Increase/(decrease) in cash and cash equivalents	649,902	(8,111,049)	(5,382,607)	7,706,040	4,977,598	(2,013,871)
Net foreign exchange difference	14,415	14,514	50,087	(317,102)	(352,675)	400,471
Beginning cash and cash equivalents	3,397,728	11,494,263	8,730,248	4,105,325	4,105,325	5,718,725
Ending cash and cash equivalents	4,062,045	3,397,728	3,397,728	11,494,263	8,730,248	4,105,325
Cash from Operating Activities
The cash flow of the Company is generated from its two operating entities - Phuoc Son and Bong Mieu. The Company owns 85% of Phuoc Son and 80% of Bong Mieu.
Cash flow provided by operating activities for the year ended June 30, 2013 decreased to US$13,476,863 compared with 15,785,787 in the same years ended June 30, 2012 primarily due higher costs, lower profitability offset by a delay in payment to certain suppliers and creditors.

Investing Activities
During the year ended June 30, 2013, Besra invested a total of $16,542,668 (same year ended June 30, 2012: $25,568,108), US$9,989,109 in deferred exploration and development and $3,953,559 in property, plant and equipment (year ended June 30, 2012: $20,908,862 and $4,659,246, respectively). Investments were reduced predominantly due to liquidity issues caused by lower profitability and high cost of production. The investment cash outflow was presented as follows:

	Deferred Exploration & Development Expenditure			Property Plant & Equipment
(US$) 12 months	Jun 30, 2013	June 30, 2012 (unaudited)	Dec 31, 2011	Jun 30, 2013	June 30, 2012 (unaudited)	Dec 31, 2011
Bong Mieu	1,264,230	3,617,632	4,454,018	1,088,430	828,093	926,252
Phuoc Son	4,801,604	10,868,502	5,826,577	2,235,529	3,537,388	8,832,610
North Borneo Gold	3,923,275	6,382,819	5,537,081	103,107	103,928	80,858
Binh Dinh NZ Gold	—	39,909	233,327	—	—	—
Other	—	—	—	526,493	189,837	269,018
Total	9,989,109	20,908,862	16,051,003	3,953,559	4,659,246	10,108,738

Financing Activities
In December 2012, Phuoc Son Gold Company Limited entered into a loan agreement with a Vietnamese bank for a maximum borrowing of US$18,000,000, to be drawn down as required. The loan term is twelve months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate for drawdowns to June 30, 2013 is 8% per annum. The bank loan is secured over all assets of the borrower (Phuoc Son Gold Company Limited). The carrying amount of the loan was $5,000,000 as at June 30, 2013.
In May 2012, Phuoc Son Gold Company Limited entered into a loan agreement with a Vietnamese bank for a maximum borrowing of US$5,000,000, to be drawn down as required. The loan term was originally six months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate was specified at the time of drawdown and may be adjusted upon the notification of the Bank. The interest rate for drawdowns to June 30, 2012 was 5.5% originally and reduced to 4.5% per annum from June 26, 2012. This loan has been fully repaid on June 20, 2013.
On June 21, 2013, Phuoc Son Gold Company Limited entered into a new loan agreement with a Vietnamese bank for a maximum borrowing of US$2,000,000. The new loan term is six months from the date of principal drawdown to the date of repayment for each drawdown. The drawndown could be exercised as required until before 30 Jun 2014. The interest rate currently is 4.5% per annum and may be adjusted upon the notification of the bank. The carrying amount of the loan was US$1,775,051.62 as at June 30, 2013. The bank loan is secured over plant and equipment with a net carrying value of US$8,820,979 (Note 10).
During the year ended June 30, 2013, the Company received US$3,519,833 from a Vietnamese bank and received the first tranche of US$5,000,000 under a new loan agreement from a Vietnamese bank. During the year ended June 30, 2013 the Company repaid US$4,773,374 of borrowings to Vietnamese Banks.
In November 2012 the Company successfully restructured and extended maturity of its current debt by amending its existing convertible and gold loan notes. Following a consent solicitation process undertaken with the applicable note holders, 41%, 40% and 90% of the outstanding principal amounts of the Gold Loan notes, 9% CAD convertible notes and 8% USD convertible notes, were amended into 8% unsecured Gold-Linked notes due May 6, 2015. This allowed the Company to defer the repayment of US$8 million of borrowings associated with former gold loans and convertible notes from May 2013 and March 2014, respectively, to May 2015.
Liquidity Outlook
Liquidity risk arises through excess financial obligations over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time.
The Company achieves this by maintaining sufficient cash and cash equivalents. As at June 30, 2013, the Company was holding cash and cash equivalents of US$4,062,045 (June 30, 2012 - US$3,397,728).
The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments and including estimated interest:

As at June 30, 2013	Carrying	Contractual cash flows
US$	Amount	Total	Less than 1 year	1-2 years
Convertible notes	15,156,305	24,616,111	7,747,585	16,868,526
Gold-linked notes	16,852,093	24,424,826	1,886,437	22,538,389
Secured bank loans	6,775,051	7,014,990	7,014,990	—
Trade and other payables	27,429,290	27,429,290	27,429,290	—
Financial derivatives	882,850	882,850	—	882,850
Total	67,095,589	84,368,067	44,078,302	40,289,765

As at June 30, 2012	Carrying	Contractual cash flows
US$	amount	Total	Less than 1 year	1-2 years	2-3 years
Convertible notes	24,941,680	48,566,017	3,291,552	13,885,992	31,388,473
Gold loan notes	8,445,728	9,926,800	9,926,800	—	—
Secured bank loans	3,028,593	3,096,736	3,096,736	—	—
Trade and other payables	15,196,243	15,196,243	15,196,243	—	—
Financial derivatives	9,343,607	9,343,607	3,280,000	1,576,538	4,487,069
Total	60,955,851	86,129,403	34,791,331	15,462,530	35,875,542

The Company makes payments of interest on its debt facilities twice per year at the end of May and November which causes fluctuations in cash needs beyond the ordinary operating cash flow requirements.
In the normal course of business, the Company may be subject to various legal claims. Provisions are recorded where claims are likely.
The Company will depend on outside capital to complete the exploration and development of the resource properties. There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuance of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected.
The Company has financed its operations to date primarily from the issue of share capital, the sale of gold and through the raising of short term debt. The Company continues to seek capital through various means including the issuance of debt and is currently in discussions with lenders to convert short-term debt to long-term debt to better match its asset base.

Consolidated Statement of Income (Loss) and Comprehensive Income (Loss)
For the year ended June 30, 2013

		Year ended	Six months ended	Year ended	Year ended
US$	Note(s)	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011	Dec 31, 2010
Sales		82,772,713	34,552,265	47,976,630	35,986,013
Cost of sales		43,644,257	14,828,440	22,906,966	13,123,584
Gross profit		39,128,456	19,723,825	25,069,664	22,862,429

Royalty expense		9,304,628	4,264,873	6,393,203	4,795,935
Environmental fees		4,140,175	1,203,057	—	—
Corporate and administrative expenses		6,625,914	3,743,652	8,919,587	8,345,735
Share-based compensation	21	2,012,549	1,462,071	1,277,892	1,876,574
Exploration costs		932,364	287,528	669,119	96,468
		23,015,630	10,961,181	17,259,801	15,114,712

Earnings before net finance costs, income tax, depreciation, amortization and impairments		16,112,826	8,762,644	7,809,863	7,747,717

Depreciation and amortization		20,749,097	11,922,054	13,410,876	8,974,079
Impairment charge	10,11,12,13	14,030,768	12,812,162	—	—
Loss on capital assets disposal		—	25,824	251,994	16,193
Finance charges	9	4,939,108	930,104	(11,678,462)	9,895,671
		39,718,973	25,690,144	1,984,408	18,885,943

Income/(loss) before income tax		(23,606,147)	(16,927,500)	5,825,455	(11,138,226)
Income tax expense	25	1,696,882	1,399,391	4,180,557	1,634,846
Total comprehensive income/(loss) for the period		(25,303,029)	(18,326,891)	1,644,898	(12,773,072)

Attributable to:
Equity owners		(23,254,669)	(15,320,128)	1,084,649	(13,882,384)
Non-controlling interest		(2,048,360)	(3,006,763)	560,249	1,109,312

Earnings/(loss) per share
Basic	8	(0.061)	(0.040)	0.003	(0.042)
Diluted	8	(0.061)	(0.040)	0.003	(0.042)

Consolidated Statement of Changes in Equity
For the year ended June 30, 2013

US$	Issued Capital	Deficit	Reserves (note 20)	Non-Controlling Interest	Total Equity
Balance at January 1, 2010	97,318,003	(52,985,295)	4,425,408	(444,033)	48,314,083
Income/(loss) for the year	—	(13,882,384)	—	1,109,312	(12,773,072)
Issue of share capital	32,585,853	—	—	—	32,585,853
Options granted and vested	—	—	2,323,275	—	2,323,275
Options exercised	—	—	(654,896)	—	(654,896)
Warrants granted and vested	—	—	521,561	—	521,561
Non-controlling interest on amalgamation	—	—	—	9,910,790	9,910,790
Investment in subsidiary	—	—	(10,106,702)	(4,893,298)	(15,000,000)
Balance at December 31, 2010	129,903,856	(66,867,679)	(3,491,354)	5,682,771	65,227,594
Income for the year	—	1,084,649	—	560,249	1,644,898
Issue of share capital	6,016,121	—	—	750,000	6,766,121
Share capital cancelled	(73,022)	—	—	—	(73,022)
Options granted and vested	—	—	3,063,380	—	3,063,380
Options exercised	—	—	(661)	—	(661)
Warrants granted and vested	—	—	896,484	—	896,484
Investment in subsidiary	—	—	(4,927,389)	(1,072,611)	(6,000,000)
Balance at December 31, 2011	135,846,955	(65,783,030)	(4,459,540)	5,920,409	71,524,794
Loss for the period	—	(15,320,128)		(3,006,763)	(18,326,891)
Issue of share capital	—	—	—	(211,843)	(211,843)
Share capital cancelled	(910,114)	—	—	—	(910,114)
Options granted and vested	—	—	1,462,067	—	1,462,067
Options exercised	197,856	—	(173,808)	—	24,048
Investment in subsidiary	—	—	(2,467,609)	(532,391)	(3,000,000)
Balance at June 30, 2012	135,134,697	(81,103,158)	(5,638,890)	2,169,412	50,562,061
Loss for the period	—	(23,254,669)	—	(2,048,360)	(25,303,029)
Options granted and vested	—	—	2,012,549	—	2,012,549
Options exercised	47,595	—	(27,670)	—	19,925
Investment in subsidiary	—	—	(2,138,073)	(461,927)	(2,600,000)
Balance at June 30, 2013	135,182,292	(104,357,827)	(5,792,084)	(340,875)	24,691,506

Consolidated Statement of Cash Flows
For the year ended June 30, 2013

	Year ended	Six months ended	Year ended	Year ended
US$	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011	Dec 31, 2010
OPERATING ACTIVITIES
Total comprehensive income / (loss) for the period	(25,303,029)	(18,326,891)	1,644,898	(12,773,072)
Items not affecting cash
Depreciation and amortization	20,749,097	11,922,054	13,410,876	8,974,079
Impairment charge	14,030,768	12,812,162	—
Loss on disposal of capital assets	10,637	25,824	251,994	16,193
Loss/(gain) on gold loan principal repayment	2,051,461	1,157,625	(2,305,926)	(689,178)
Stock-based compensation expense	2,012,548	1,462,071	1,277,892	1,876,574
Deferred income tax	(589,000)	694,349	213,400	(619,978)
Deferred issuance costs	2,919,480	—	673,456	350,202
Derivatives revaluation	(10,625,497)	(4,619,530)	(16,351,957)	9,886,791
Interest and accretion of term loans	6,055,667	2,756,314	3,190,811	191,167
Unrealized foreign exchange	(720,698)	(239,638)	(508,282)	332,751
Other non-cash items	101,894	56,348	79,969	90,333
Changes in non-cash working capital balances
Trade and other receivables and other financial assets	629,224	1,234,970	3,395,252	(6,163,287)
Trade and other payables	11,822,807	(1,849,952)	7,981,187	3,878,290
Inventory	(9,668,496)	(1,980,562)	(10,115,544)	(5,441,604)
Cash provided by operating activities	13,476,863	5,105,144	2,838,026	(90,739)

INVESTING ACTIVITIES
Deferred exploration and development costs	(9,989,109)	(7,969,936)	(16,051,004)	(11,876,238)
Acquisition of property, plant and equipment	(3,953,559)	(1,660,342)	(10,108,738)	(21,974,982)
Investment in subsidiary	(2,600,000)	(3,000,000)	(6,000,000)	(15,000,000)
Cash acquired in amalgamation	—	—	—	45,643
Cash used in investing activities	(16,542,668)	(12,630,278)	(32,159,742)	(48,805,577)

FINANCING ACTIVITIES
Repayment of the secured bank loan	(4,773,374)	—	—	(739,307)
Proceeds from secured bank loan	8,519,833	3,028,593	—	—
Convertible notes issued				11,481,794
Gold loan notes issued				20,215,700
Shares issued, net of costs	—	—	5,498,220	15,841,667
Purchase of shares through share buy-back	(30,752)	(910,114)	(73,022)	—
Capital lease payments	—	—	(609,626)	—
Convertible notes issued	—	—	28,732,255	—
Capital contributions from JV partner	—	—	750,000	—
Proceeds from options and warrants exercised	—	24,048	1,487	82,591
Cash provided by financing activities	3,715,707	2,142,527	34,299,314	46,882,445
Increase/(decrease) in cash during the period	649,902	(5,382,607)	4,977,598	(2,013,871)
Cash - beginning of the period	3,397,728	8,730,248	4,105,325	5,718,725
Effect of foreign exchange rate changes on cash	14,415	50,087	(352,675)	400,471
Cash - end of the period	4,062,045	3,397,728	8,730,248	4,105,325

Supplemental information
Interest paid	4,628,057	2,182,027	3,846,066	1,129,955
Income taxes paid	511,961	2,803,404	3,077,065	994,783

7. Segment Analysis
For management purposes, the Group is organized into one business segment and has two reportable segments based on geographic area as follows:

•	The Company's Vietnamese operations produce ore in stockpiles, gold in circuit, doré bars and gold bullion through its Bong Mieu and Phuoc Son subsidiaries.

•	The Company's Malaysian operations are engaged in the exploration for, and evaluation of, gold properties within the country.
Management monitors the operating results of its reportable segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss, as well as mine development, and is measured consistently with operating profit or loss in the consolidated financial statements. However, group financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.
All revenues are transacted via one merchant on behalf of external customers unknown to the Group.

US$	Property, plant and equipment	Deferred exploration expenditure	Deferred development expenditure	Mine properties	Other non-current assets	Total non- current assets	Current assets	Liabilities
June 30, 2013
Vietnam	16,466,502	8,060,103	6,216,049	3,438,805	91,003	34,272,462	18,765,947	34,332,131
Malaysia	120,916	14,618,740	—	31,276,437	—	46,016,093	147,995	6,970,128
Other	643,851	—	—	550,000	—	1,193,851	963,150	35,365,733
Total	17,231,269	22,678,843	6,216,049	35,265,242	91,003	81,482,406	19,877,092	76,667,992
June 30, 2012
Vietnam	32,461,421	10,764,709	10,636,534	5,338,877	147,247	59,348,788	16,122,295	18,374,461
Malaysia	139,248	10,663,853	—	31,276,437	—	42,079,538	131,511	7,129,422
Other	226,265	—	—	550,000	—	776,265	2,658,752	45,051,205
Total	32,826,934	21,428,562	10,636,534	37,165,314	147,247	102,204,591	18,912,558	70,555,088
December 31, 2011
Vietnam	36,680,791	11,990,153	20,276,490	6,070,128	943,747	75,961,309	25,885,982	16,337,040
Malaysia	99,954	7,526,402	—	31,276,437	—	38,902,793	226,969	6,857,473
Other	157,370	—	—	550,000	—	707,370	3,567,751	50,532,867
Total	36,938,115	19,516,555	20,276,490	37,896,565	943,747	115,571,472	29,680,702	73,727,380
December 31, 2010
Vietnam	30,528,865	11,354,600	18,103,857	7,371,342	1,361,327	68,719,991	16,994,721	9,125,471
Malaysia	51,484	2,267,175	—	31,276,437	—	33,595,096	185,331	6,619,248
Other	69,328	—	—	550,000	—	619,328	3,077,938	42,220,092
Total	30,649,677	13,621,775	18,103,857	39,197,779	1,361,327	102,934,415	20,257,990	57,964,811

	Year ended		Six months ended		Year ended		Year ended
	June 30, 2013		June 30, 2012		December 31, 2011		December 31, 2010
US$	Revenue	Segment income/(loss) after tax	Revenue	Segment income/(loss) after tax	Revenue	Segment income/(loss) after tax	Revenue	Segment income/(loss) after tax
Vietnam	82,772,713	(10,772,955)	34,552,265	(11,941,899)	47,976,630	3,129,813	35,986,013	6,801,605
Malaysia	—	(143,180)	—	145,883	—	(563,049)	—	16,137
Other	—	(14,386,894)	—	(6,530,875)	—	(921,866)	—	(19,590,814)
Total	82,772,713	(25,303,029)	34,552,265	(18,326,891)	47,976,630	1,644,898	35,986,013	(12,773,072)

8. Earnings Per Share

	Year ended	Six months ended	Year ended	Year ended
US$	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011	Dec 31, 2010
Basic Earnings per Share Attributable to Equity Owners
(Loss)/profit for the period	(23,254,669)	(15,320,128)	1,084,649	(13,882,384)
Weighted average number of common shares outstanding	378,819,864	379,450,910	377,193,706	329,747,069
Basic (losses)/earnings per Share Attributable to Equity Owners	(0.061)	(0.040)	0.003	(0.042)

Diluted Earnings per Share Attributable to Equity Owners
Net (loss)/profit used to calculate diluted earnings per share	(23,254,669)	(15,320,128)	1,084,649	(13,882,384)
Weighted average number of common shares outstanding	378,819,864	379,450,910	377,193,706	329,747,069
Dilutive effect of stock options outstanding	90,284	321,519	967,077	n/a
Weighted average number of common shares outstanding used to calculate diluted earnings per share	378,910,148	379,772,429	378,160,783	329,747,069
Diluted (loss)/earnings per share	(0.061)	(0.040)	0.003	(0.042)
Basic (loss)/earnings per share is calculated by dividing the net earnings loss for the period attributable to the equity owners of Besra by the weighted average number of common shares outstanding for the period.
Diluted (loss)/earnings per share is based on basic earnings loss per share adjusted for the potential dilution if share options and warrants are exercised and the convertible notes are converted into common shares.
9. Finance Charges

	Year ended	Six months ended	Year ended	Year ended
US$	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011	Dec 31, 2010
Interest on convertible notes and gold-linked loans	3,952,855	2,158,172	2,348,484	537,980
Accretion on convertible notes and gold-linked loans	5,752,733	2,836,517	4,684,451	783,142
Interest expense/(income), net	1,105,031	(120,881)	147,089	49,493
(Gain)/loss on gold loan principal repayments	2,051,461	1,157,625	(2,305,926)	(689,178)
Derivatives - fair value revaluation	(10,625,497)	(4,619,530)	(16,351,957)	9,886,791
Capital restructure costs	3,435,199	—	—	—
Foreign exchange gain	(732,674)	(481,799)	(200,603)	(672,557)
Total	4,939,108	930,104	(11,678,462)	9,895,671

21. Employee Entitlements
Share-Based Compensation
Equity settled share-based payments are valued at grant date using a Black Scholes model.
Under the Company's stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 12% (on a non-diluted basis) of the Company's issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.
The total share-based compensation expense recognized for stock options during the year ended June 30, 2013 is US$2,012,549 (six months ended June 30, 2012 - US$1,462,071, year ended December 31, 2011 US$1,277,892, year ended December 31, 2010 - US$1,876,573), of which 4,562,500 options were issued as an inducement to the new key management hired at the beginning of the financial year.
During the year ended June 30, 2013 12,442,500 options (six months ended June 30, 2012 - 14,737,960 options, year ended December 31, 2011 - 6,235,733 options) were issued to directors, officers, employees and consultants of the Company and were valued for accounting purposes at US$995,454 (six months ended June 30, 2012 - $2,465,107). Options granted during the above periods have various exercise prices of between CAD$0.24 and CAD$0.40. The exercise price of these and most of the other outstanding options was determined based on the volume weighted average price, being the listing of the stock activities for five business days from the grant date. All of the options issued since the beginning of the financial year vest twelve months after the grant date.

22. Related Party Disclosure
The consolidated financial statements include the financial statements of Besra Gold Inc. and the subsidiaries listed in the following table:

		% equity held as at
Name	Country of Incorporation	Jun 30, 2013	Jun 30, 2012
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Kadabra Mining Corp.	Philippines	100	100
Besra Vietnam Ltd (formerly Olympus Pacific Minerals Vietnam Ltd)	Vietnam	100	100
Besra NZ Limited (formerly OYMNZ Ltd)	New Zealand	100	100
Besra Labuan Ltd (formerly Olympus Pacific Minerals Labuan Ltd)	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	85.61	83.25
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100
Compensation of the key management of the Group was as follows:

	Year ended	Six months ended	Year ended	Year ended
(US$)	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011	Dec 31, 2010
Management fees and salary	2,870,248	715,046	3,023,077	1,307,518
Termination benefits	559,609	—	—	—
Share based compensation	1,466,013	957,243	924,409	1,281,203
Total compensation of key management	4,895,870	1,672,289	3,947,486	2,588,721
The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to the key management personnel.

24. Financial Instruments and Risk Management
Financial Assets and Liabilities
The Company's financial instruments by category as at June 30, 2013 and as at June 30, 2012 were as follows:

US$ As at	Jun 30, 2013	Jun 30, 2012
Derivative instruments designated as fair value through profit or loss ("FVTPL") (1)	882,850	9,343,607
Loans and receivable at amortized cost (2)	6,038,000	5,011,843
Other financial liabilities at amortized cost (3)	(66,212,739)	(51,612,244)
Total	(59,291,889)	(37,256,794)

(1)
Includes the Company's fair value of conversion option, gold price participation option and gold price movement derivative related to its convertible notes, gold-linked notes and gold loan (see Note 19).

(2)	Loans and receivables at amortized cost includes cash and cash equivalents and receivables.

(3)	Other financial liabilities at amortized cost includes accounts payable, accrued liabilities, convertible debt and loans and borrowings.
At June 30, 2013 and June 30, 2012, the carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.
Risk Management
The Company’s activities expose it to a variety of financial risks:

•	liquidity risk;

•	commodity price risk;

•	foreign exchange risk;

•	credit risk; and

•	interest rate risk.
These risks arise from exposures that occur in the normal course of business and are managed by the Officers of the Company. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.

Liquidity Risk
Liquidity risk arises through excess financial obligations over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves in order to meet its liquidity requirements at any point in time.
The Company seeks to achieve this by maintaining sufficient cash and cash equivalents. As at June 30, 2013, the Company was holding cash and cash equivalents of US$4,062,045 (June 30, 2012 - US$3,397,728).
The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments and including estimated interest:
As at June 30, 2013

		Contractual cash flows
US$	Carrying amount	Total	Less than 1 year	1-2 years
Convertible notes	15,156,305	24,616,111	7,747,585	16,868,526
Gold-linked notes	16,852,093	24,424,826	1,886,437	22,538,389
Secured bank loans	6,775,051	7,014,990	7,014,990	—
Trade and other payables	27,429,290	27,429,290	27,429,290	—
Financial derivatives	882,850	882,850	—	882,850
Total	67,095,589	84,368,067	44,078,302	40,289,765
As at June 30, 2012

		Contractual cash flows
US$	Carrying amount	Total	Less than 1 year	1-2 years	2-3 years
Convertible notes	24,941,680	48,566,017	3,291,552	13,885,992	31,388,473
Gold loan notes	8,445,728	9,926,800	9,926,800	—	—
Secured bank loans	3,028,593	3,096,736	3,096,736	—	—
Trade and other payables	15,196,243	15,196,243	15,196,243	—	—
Financial derivatives	9,343,607	9,343,607	3,280,000	1,576,538	4,487,069
Total	60,955,851	86,129,403	34,791,331	15,462,530	35,875,542
A table of commitments and contractual obligations of the Group is presented in Note 23.
Commodity Price Risk
The profitability of the operating subsidiaries of the Company is related to the market price of gold and silver. The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within two weeks of shipment.
During year ended June 30, 2013 the Company sold gold at the weighted average price of US$1,586 (the six months ended June 30, 2012 - US$1,668 per ounce and the year ended December 31, 2011 - US$1,640). A change of US$100 in the gold price per ounce would have changed the Group’s net income by approximately US$5,219,500 in the year ended June 30, 2013 (six months ended June 30, 2012 - US$2,071,100, the year ended December 31, 2011 - US$2,924,900).
Foreign Exchange Risk
The Group operates in Canada, Vietnam, Malaysia, Australia, New Zealand and the Philippines. The functional and reporting currency of the parent company is the US dollar. The functional currency of significant subsidiaries is also US dollars. The subsidiaries transact in a variety of currencies but primarily in the US dollar, Canadian dollar, Vietnamese dong and Malaysian ringgit.
The most significant transaction exposure arises in the parent Company in Canada. The statement of financial position of the parent Company includes US and Canadian dollar cash and cash equivalents, gold-linked notes and convertible notes in Canadian dollars. The parent Company is required to revalue the US dollar equivalent of the Canadian dollar cash and cash equivalents and liability at each period end. Foreign exchange gains and losses from these revaluations are recorded in the consolidated statement of comprehensive income.
At present, the Company does not hedge foreign currency transaction or translation exposures.

The currency sensitivity analysis is based on the following assumptions:

•	differences resulting from the translation of financial statements of subsidiaries or joint ventures into the Group’s presentation currency, US$, are not taken into consideration; and

•
the major currency exposures for the Group relate to the US$ and local currencies of subsidiaries and joint ventures. Foreign currency exposures between two currencies where one is not the US$ are deemed insignificant to the Group and have therefore been excluded from the sensitivity analysis.

In accordance with IFRS 7, the impact of foreign currencies has been determined based on the balances of financial assets and liabilities at June 30, 2013. This sensitivity does not represent the income statement impact that would be expected from a movement in foreign currency exchange rates over the course of a period of time.
If the US$ had gained/(lost) 5% against all currencies significant to the Group, the impact would have been:

	Closing exchange rate	Effect on net earnings of a 5% change	Effect on equity of a 5% change
Local currency to the US$	June 30, 2013	Year ended June 30, 2013	Year ended June 30, 2013
US$ : VND	21,035	(786,099)	(786,099)
US$ : CAD	1.0526	(921,445)	(921,445)
Total		(1,707,544)	(1,707,544)

	Closing exchange rate	Effect on net earnings of a 5% change	Effect on equity of a 5% change
Local currency to the US$	June 30, 2012	Six-month period ended June 30, 2012	Six-month period ended June 30, 2012
US$ : VND	20,829	(330,198)	(330,198)
US$ : CAD	1.0251	(1,036,680)	(1,036,680)
Total		(1,366,878)	(1,366,878)

	Closing exchange rate	Effect on net earnings of a 5% change	Effect on equity of a 5% change
Local currency to the US$	December 31, 2011	Year ended Dec 31, 2011	Year ended Dec 31, 2011
US$ : VND	20,829	(71,745)	(71,745)
US$ : CAD	1.0200	(1,079,690)	(1,079,690)
Total		(1,151,435)	(1,151,435)

25. Income Taxes
The significant components of income tax expense for the year ended June 30, 2013, the six months ended June 30, 2012 and the year ended December 31, 2011 were:

US$,000	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011	Dec 31, 2010
Current Tax
Based on taxable income for the current year	900	564	3,810	2,237
Withholding tax on interest	1,385	141	124	18
Total current taxation charge for the year	2,285	705	3,934	2,255

Deferred Tax
Origination and reversal of temporary differences	(589)	694	213	(620)
Total deferred tax charge for the year	(589)	694	213	(620)

Total tax expense	1,696	1,399	4,147	1,635
A reconciliation between tax expense and the product of accounting profit multiplied by Besra’s domestic tax rate for the year ended June 30, 2013, for the six months ended June 30, 2012 and the year ended December 31, 2011 were as follows:

US$,000	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011	Dec 31, 2010
Income/(loss) before income tax	(23,606)	(16,928)	5,825	(11,138)
Expected tax charge at the weighted average statutory income tax rate 28%	(8,017)	(2,735)	2,958	(3,415)
Non-deductible/(assessable) items	1,790	756	(384)	2,211
Benefit of current year loss not recognized	6,521	3,149	1,459	3,281
Withholding taxes	1,385	141	—	160
Foreign exchange adjustments	—	—	(65)	(620)
Deferred tax on foreign exchange related to non-monetary assets	17	88	213	18
Tax expense at an effective income tax rate	1,696	1,399	4,181	1,635
The above reconciling items are disclosed at the tax rates that apply in the country where they have arisen.
The weighted average statutory income tax rate is the average of the standard income tax rates applicable in the countries in which the Group operates, weighted by the profit/(loss) before tax of the subsidiaries in the respective countries as included in the consolidated accounts.
The change in the average statutory income tax rate is mainly due to the variation in the weight of subsidiaries’ profits.
Recognition of Deferred Tax Assets
Deferred tax assets for the carry-forward of unused tax losses and unused tax credits are only recognized to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized. No deferred tax assets were recognized during the year ended June 30, 2013.
Unrecognized Tax Losses/Unrecognized Deductible Temporary Differences
The Group has unrecognized deferred tax assets in relation to tax losses that are available to carry forward against future taxable income of the companies in which the losses arose. Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in entities for which it is not probable that there will be taxable profits in the future. The tax losses for Canada are US$49,534,000 which will expire between ten to twenty years after the tax incurred. The tax losses for Vietnam are US$13,381,000 which will expire between three to five years after the tax incurred.
The following tax benefits related to deductible temporary differences have not been recognized:

US$,000	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011	Dec 31, 2010
Non-capital loss	62,916	66,831	42,021	34,934
Net capital losses	2,633	1,681	1,267	165
Share issuance costs	2,405	1,629	1,936	2,398
Derivative liability	441	4,672	6,982	9,100
Property, Plant & Equipment	91	—	119	216
Mineral Properties	12,891	2,430	5,310	2,001
Reserves and Other	2,314	—	—	—
Total	83,691	77,243	57,635	48,814
Deferred Tax
The deferred tax assets/(liabilities) included on the face of the consolidated statement of financial position are as follows:

	Deferred tax balance at				Deferred Tax Expense
US$,000	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011	Dec 31, 2010	Year ended Jun 30, 2013	Six months ended Jun 30, 2012	Year ended Dec 31, 2011	Year ended Dec 31, 2010
Deferred tax assets
Mineral Properties	—	260	—	254	260	(260)	254	329
Property, Plant & Equipment	—	—	121	—	—	121	(121)	—
Non Capital Losses	—	15	—	—	15	(15)	—	(254)
	—	275	121	254	275	(154)	133	75
Deferred tax liabilities
Mineral Properties	(6,717)	(7,503)	(6,695)	(6,590)	(864)	848	334	(620)
Property, Plant & Equipment	—	—	—	(254)	—	—	(254)	(75)
	(6,717)	(7,503)	(6,695)	(6,844)	(864)	848	80	(695)

Net Deferred Tax	(6,717)	(7,228)	(6,574)	(6,590)	(589)	694	213	(620)
Deferred tax assets and liabilities denominated in foreign currencies are retranslated at year-end exchange rates.

28. Comparative Financial Statements
The financial year-end of the Company was changed from December 31 to June 30 effective for the Company’s 2012 financial year. Accordingly, the Company’s transition period was the six-month period ended June 30, 2012, which means the comparative figures presented in these consolidated financial statements are not entirely comparable.
The Company has prepared the proforma financial statements (unaudited) for the comparative twelve-month period ended June 30, 2012 and six-months period ended June 30, 2011 pursuant the requirement to Item 8.A.2 of Form 20-F to have the three-year comparatives for the financial statements ended June 30, 2013.

(US$)	12 months		6 months
	Jun 30, 2013	June 30, 2012 (unaudited)	Jun 30, 2012	June 30, 2011 (unaudited)
Sales	82,772,713	75,779,215	34,552,265	6,749,680

Costs of sales*	43,644,257	32,948,832	14,828,440	4,786,574
Royalty expense	9,304,628	10,397,623	4,264,873	260,453
Environmental fees	4,140,175	1,203,057	1,203,057	—
Corporate and administrative expenses	6,625,914	6,874,118	3,743,652	5,789,121
Share-based compensation	2,012,549	2,123,736	1,462,071	616,227
Exploration costs	932,364	956,647	287,528	—
	66,659,887	54,504,013	25,789,621	11,452,375

Earnings before finance costs, income tax, depreciation, amortization and impairments	16,112,826	21,275,202	8,762,644	(4,702,695)

Depreciation and amortization	20,749,097	23,590,495	11,922,054	1,742,435
Impairment charge	14,030,768	12,812,162	12,812,162	—
Finance charges	4,939,108	(5,077,171)	930,104	(5,671,187)
Loss on disposal of property, plant and equipment	—	251,066	25,824	26,752
	39,718,973	31,576,552	25,690,144	(3,902,000)

Income/(loss) for the period before income tax	(23,606,147)	(10,301,350)	(16,927,500)	(800,695)
Income tax expense	1,696,882	5,587,929	1,399,391	(7,981)
Total comprehensive income/(loss) for the period	(25,303,029)	(15,889,279)	(18,326,891)	(792,714)

The following table summarizes the Company's consolidated cash flows for comparable periods.

	12 months		6 months
	Jun 30, 2013	June 30, 2012 (unaudited)	Jun 30, 2012	June 30, 2011 (unaudited)
Net cash provided by operating activities	13,476,863	15,785,787	5,105,144	(7,842,617)
Net cash used in investing activities	(16,542,668)	(25,568,108)	(12,630,278)	(19,221,912)
Net cash (used in) provided from financing activities	3,715,707	1,671,272	2,142,527	34,770,569
Increase/(decrease) in cash and cash equivalents	649,902	(8,111,049)	(5,382,607)	7,706,040
Net foreign exchange difference	14,415	14,514	50,087	(317,102)
Beginning cash and cash equivalents	3,397,728	11,494,263	8,730,248	4,105,325
Ending cash and cash equivalents	4,062,045	3,397,728	3,397,728	11,494,263